SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 19)*

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP

(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES

(Title of Class of Securities)

400506101

(CUSIP Number)

Daniel Muñiz Quintanilla

Chief Financial Officer of Grupo México, S.A.B. de C.V.

Attorney-in-Fact of Infraestructura y Transportes México, S.A. de C.V.

Grupo México, S.A.B. de C.V.

Campos Elíseos No. 400

Colonia Lomas de Chapultepec

México City, México 11000

011-5255-1103-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 400506101

1.	NAMES OF REPORTING PERSONS Grupo México, S.A.B. de C.V. I.R.S. Identification Nos. of above persons (entities only) 13-1808503
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 105,136,965 (See Item 5)
	8.	SHARED VOTING POWER 56,100,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 105,136,965 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 56,100,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,236,965 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%**
14.	TYPE OF REPORTING PERSON (see instructions) CO

**	The Reporting Persons note that the number set forth in Row (11) represents 28.7% of the total outstanding Issuer Equity Shares based on the Issuer’s report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No. 400506101

1.	NAMES OF REPORTING PERSONS Infraestructura y Transportes México, S.A. de C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 56,100,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 56,100,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,100,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

This Amendment No. 19 is being filed by Grupo México, S.A.B. de C.V. (“Grupo México”) and Infraestructura y Transportes México, S.A. de C.V., Grupo México’s 75.0%-owned subsidiary (“ITM” and together with Grupo México, the “Reporting Persons”), with respect to the Series B Shares, without par value (the “Shares”), of Pacific Airport Group (the “Issuer”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on July 9, 2010, as further amended July 12, 2010, July 13, 2010, August 13, 2010, August 25, 2010, September 22, 2010, October 12, 2010, January 25, 2011, February 16, 2011, March 15, 2011, April 12, 2011, June 14, 2011, July 6, 2011, July 13, 2011, July 28, 2011, August 11, 2011, October 3, 2011, November 14, 2011 and December 5, 2011 (collectively with this Amendment No. 19, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

The source for the approximately $19,224,046 (reflects conversion into U.S. dollars based upon the peso / dollar exchange ratio at close on the applicable dates of purchase (as reported by Bloomberg L.P.)) used for the acquisition of the Shares as reported in Item 5 below was working capital of Grupo México.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

The last seven sentences of Item 5 (a, b) are incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following:

(a, b) Since and including December 5, 2011, Grupo México has acquired 5,380,965 Shares, as described in Item 5(c) below. As of the date hereof, Grupo México beneficially owns a total of 161,236,965 Shares, consisting of 105,136,965 Shares that Grupo México owns directly, and 56,100,000 Shares held by ITM. (References to “Shares” in this Item 5 include the Shares evidenced by ADSs beneficially owned by Grupo México). As of the date hereof, ITM beneficially owns a total of 56,100,000 Shares. The Shares directly owned by Grupo México and ITM represent approximately 22.0% and 11.8%, respectively, or 33.8% in the aggregate, of the total outstanding Shares, based on a total of 476,850,000 Shares outstanding as of December 31, 2010, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2010. Grupo México has the sole power to vote or direct the vote of the 105,136,965 Shares that it owns directly, and has shared power to vote or direct the vote of the 56,100,000 Shares held by ITM. ITM does not have the sole power to vote or direct the vote of any of the 56,100,000 Shares that it owns directly, and has shared power to vote or direct the vote of such Shares. Grupo México has the sole power to dispose or direct the disposition of the 105,136,965 Shares that it owns directly, and has shared power to dispose or direct the disposition of the 56,100,000 Shares held by ITM. ITM does not have the sole power to dispose or direct the disposition of any of the 56,100,000 Shares that it owns directly, and has shared power to dispose or direct the disposition of such Shares. Grupo México’s beneficial ownership of 161,236,965 Shares represents 28.7% of the total outstanding Issuer Equity Shares, based on a total of 561,000,000 Issuer Equity Shares outstanding as of December 31, 2010, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2010. The bylaws of the Issuer provide that no holder of Shares may hold in excess of 10.0% of the total outstanding Issuer Equity Shares, or exercise voting rights with respect to such excess Shares. As a result of such provision, Grupo México may be required to dispose in the open market of 105,136,965 of its Shares in order to reduce its beneficial ownership of Issuer Equity Shares to 10.0% of the outstanding Issuer Equity Shares, and it does not have the ability to exercise voting rights with respect to such number of Shares. As previously reported, representatives of the Issuer asked Grupo México and ITM to dispose of Shares in order to reduce Grupo México’s beneficial ownership of Issuer Equity Shares to 10.0% of the total outstanding Issuer Equity Shares. Grupo México and ITM have filed a claim with the relevant Court in Mexico seeking, among other things, that the Court determine that such provisions of the Issuer’s bylaws are invalid under applicable Mexican law. As previously reported, Grupo México has announced that its Board of Directors approved the acquisition (directly or indirectly) of more than 30.0% and up to 100.0% of the Issuer Equity Shares currently outstanding, excluding treasury shares. In connection with any such transaction, Grupo México will be required to launch a mandatory public tender offer, or OPA, for 100% of the Issuer Equity Shares currently outstanding, in accordance with Mexican securities laws and any other applicable laws. As previously reported, the Reporting Persons had applied for Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (“CNBV”) authorization of an OPA. The Issuer and related parties have filed certain claims in Mexico and obtained a suspension of the issuance of such authorization by the CNBV, pending final decision on the merits of the claims. The Reporting Persons intend to appeal the decision ordering the suspension of the authorization by the CNBV.

(c) The table below sets forth the transactions in Shares since and including December 5, 2011 by the Reporting Persons. All such transactions were open market purchases by Grupo México of Shares on the Mexican Stock Exchange in Mexican pesos. The amounts reported in the “Weighted Average Price Per Share” column below reflect a weighted average price for the Shares purchased or sold on the particular day. Certain Shares were purchased in multiple transactions on one day, each at a price within the range of prices set forth in the “Range of Prices” column below. The Reporting Persons undertake to provide to the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased or sold, as applicable, within the range of prices set forth below.

Date of Transaction	Number of Shares Purchased	Daily Weighted Average Price Per Share (U.S.$)*		Daily Range of Prices (U.S.$)*
12/5/2011	129,900	3.46	**	3.44-3.47	**
12/6/2011	100	3.49	**	3.49	**
12/14/2011	92,400	3.38	**	3.37-3.38	**
12/15/2011	185,200	3.37	**	3.35-3.38	**
12/16/2011	615,300	3.37	**	3.33-3.39	**
12/19/2011	88,500	3.38	**	3.37-3.38	**
12/20/2011	322,100	3.41	**	3.40-3.41	**
12/21/2011	35,300	3.40	**	3.38-3.40	**
12/28/2011	66,700	3.36	**	3.36	**
1/3/2012	59,900	3.44	**	3.44	**
1/9/2012	14,600	3.43	**	3.42-3.43	**
1/11/2012	15,000	3.45	**	3.45	**
1/13/2012	132,000	3.46	**	3.45-3.46	**
1/16/2012	15,800	3.46	**	3.46-3.47	**
1/17/2012	2,300	3.50	**	3.50	**
1/19/2012	107,700	3.63	**	3.63	**
1/20/2012	23,300	3.64	**	3.63-3.64	**
1/24/2012	30,365	3.66	**	3.66	**
1/25/2012	3,444,500	3.66	**	3.64-3.69	**

*	Prices do not include broker commissions.
**	Reported prices reflect conversion into U.S. dollars based upon the peso/dollar exchange ratio at close for such date (as reported by Bloomberg L.P.).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth herein is true, complete and correct.

Dated as of: January 30, 2012

GRUPO MÉXICO, S.A.B. DE C.V.

By:	/s/ Daniel Muñiz Quintanilla
	Name:	Daniel Muñiz Quintanilla
	Title:	Chief Financial Officer

INFRAESTRUCTURA Y TRANSPORTES MÉXICO, S.A. DE C.V.

By:	/s/ Daniel Muñiz Quintanilla
	Name:	Daniel Muñiz Quintanilla
	Title:	Attorney-in-Fact